UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tower Tech Holdings Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

891861 10 6

(CUSIP Number)

Daniel Yarano, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 974250 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Cameron Drecoll

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Mr. Drecoll is a citizen of the United States.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,700,868

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,700,868

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,700,868

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock"), of Tower Tech Holdings Inc., a corporation incorporated in Nevada (the "Company"). The address of the principal executive office of the Company is 101 South 16th Street, P.O. Box 1957, Manitowoc, Wisconsin 54221-1957.

Item 2.	Identity and Background

(a)            This Statement is filed by John Cameron Drecoll (the “Reporting Person”).

(b)           The business address of Mr. Drecoll is 1309 South Cicero Avenue, Cicero, Illinois 60804.

(c)            The principal occupation of Mr. Drecoll is serving as the Chief Executive Officer and a director of the Company.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person acquired 12,700,868 shares of Company Common Stock as consideration for his interest in Brad Foote Gear Works, Inc. (“Brad Foote Gear Works”) pursuant to the Company's acquisition of all of the outstanding stock of Brad Foote Gear Works under a Stock Purchase Agreement that was signed on August 22, 2007, and closed on October 19, 2007 (the “Stock Purchase Agreement”). The total acquisition consideration paid by the Company to the Reporting Person and other former stockholders of Brad Foote Gear Works (together, the “Brad Foote Gear Works Sellers”) consisted of (a) approximately $64 million cash; and (b) 16,036,450 shares of Company Common Stock, of which 12,700,868 were issued to the Reporting Person. The Stock Purchase Agreement placed a value on the Company’s Common Stock of $4 per share, which represented a discount to its closing market price as of both the signing and closing dates. Of the shares issued to the Reporting Person under the Stock Purchase Agreement, 1,980,000 shares, valued at $4.00 per share, are currently being held in escrow and are subject to forfeiture during the 18-month period following the date of the Stock Purchase Agreement to satisfy claims arising as a result of a breach of any of the representations and warranties or covenants in the Stock Purchase Agreement. The number of shares held in escrow will be subject to quarterly revaluation during the 18-month escrow period, in order to ensure that the value of the escrowed shares remains constant. The price per share for the purpose of calculating the value of the escrowed shares will be the average closing price of the Company’s Common Stock for the 30 trading days immediately preceding the end of the applicable quarter.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes. As described in Item 3 above, which is incorporated herein by reference, the Reporting Person acquired the shares of Common Stock as consideration for his interest in Brad Foote Gear Works. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. The Reporting Person reserves his right to change his plans or intentions and to take any and all actions that he may deem to be in his best interest.

In connection with the Stock Purchase Agreement, and as described in greater detail under Item 6 below, the Company agreed to appoint the Reporting Person to its Board of Directors and to name the Reporting Person as its chief executive officer upon closing of the Brad Foote Gear Works acquisition. In addition, as also described under Item 6 below, the Brad Foote Gear Works Sellers, including the Reporting Person, have entered into a proxy agreement with certain other stockholders of the Company, namely Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P. (together, “Tontine”), which entities acquired shares of Common Stock from the Company and certain of its stockholders in private placements and private transactions that occurred in March 2007, August 2007 and October 2007. The proxy agreement among the Brad Foote Gear Works Sellers and Tontine provides that Tontine and its affiliates will vote their shares of Common Stock in favor of the Reporting Person for so long as the Brad Foote Gear Works Sellers collectively own at least 15% of the Common Stock of the Company, and that the Brad Foote Gear Works Sellers will vote their shares in favor of Tontine’s Board designees for so long as Tontine and its affiliates collectively own a percentage of Common Stock of the Company that entitles Tontine, pursuant to its agreements with the Company, to designate at least one member of the Company’s Board.

Under the terms of the Stock Purchase Agreement, the closing of the acquisition of Brad Foote Gear Works was subject to certain conditions, including, among others, that at the closing, the parties to the Stock Purchase Agreement would execute and deliver a Registration Rights Agreement as described in Item 6, and that prior to closing the Company would enlarge the number of authorized directors for its Board, in order to facilitate the appointment of the Reporting Person to the Board. The Company has effected an amendment to its Bylaws to increase its authorized number of directors in accordance with this condition.

As of the date of this statement, the Reporting Person, except as set forth in this statement and consistent with the Reporting Person’s position with the Company, has no plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)            Aggregate number of shares beneficially owned: 12,700,868. Percentage: 16.7%. The percentage used herein and in the rest of Item 5 are calculated based upon 76,260,914 shares of Common Stock issued and outstanding as of the date of this statement (which consists of 47,724,464 shares of Common Stock issued and outstanding as of August 22, 2007 (as reflected in Section 5.12 of the Stock Purchase Agreement), plus an aggregate of 16,036,450 shares issued to the Brad Foote Gear Works Sellers, including the Reporting Person, as partial consideration for the Company’s acquisition of Brad Foote Gear Works, plus 12,500,000 shares issued by the Company to Tontine and its affiliates in connection with its financing of the Company’s acquisition of Brad Foote Gear Works (as reflected in Item 2.01 of the Company’s Current Report on Form 8-K filed October 24, 2007), but does not include shares of Common Stock issuable to Tontine and its affiliates pursuant to senior subordinated convertible promissory notes issued to such entities in connection with Tontine’s financing of the Company’s acquisition of Brad Foote Gear Works (as reflected in Item 2.01 of the Company’s Current Report on Form 8-K filed October 24, 2007).  Of the 12,700,868 shares issued to the Reporting Person under the Stock Purchase Agreement, 1,980,000 shares, valued at $4.00 per share, are currently being held in escrow and are subject to forfeiture during the 18-month period following the date of the Stock Purchase Agreement to satisfy claims arising as a result of a breach of any of the representations and warranties or covenants in the Stock Purchase Agreement. The number of shares held in escrow will be subject to quarterly revaluation during the 18-month escrow period, in order to ensure that the value of the escrowed shares remains constant.

(b)    1. Sole power to vote or direct vote: 12,700,868

         2. Shared power to vote or direct vote: -0-

         3. Sole power to dispose or direct the disposition: 12,700,868, subject to the conditions and potential forfeiture of the escrowed shares, as described above in Item 5(a)

         4. Shared power to dispose or direct the disposition: -0-

(c)            During the sixty-day period preceding the filing of this Schedule 13D, the Reporting Person did not have any transactions in shares of the Company's Common Stock.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A.                                   Stock Purchase Agreement

On August 22, 2007, the Reporting Person, the other former stockholders of Brad Foote Gear Works and the Company entered into the Stock Purchase Agreement, pursuant to which the Company agreed to purchase all of the outstanding shares of Brad Foote Gear Works. The acquisition closed on October 19, 2007. The consideration paid by the Company for the outstanding shares of Brad Foote Gear Works consisted of 16,036,450 shares of Company Common Stock at a per share price of $4.00, which represented a discount to the market price at both signing and closing for the acquisition, and approximately $64 million cash, plus an amount equal to the tax cost to the Brad Foote Gear Works Sellers of making an election under Section 338(h)(10) of the Internal Revenue Code. A portion of the stock and cash will be held in escrow for an eighteen month escrow period. The Reporting Person owned approximately 80% of the outstanding stock of Brad Foote Gear Works prior to the acquisition and received a pro rata portion of cash and stock consideration from the Company pursuant to the Stock Purchase Agreement.

Upon closing of the acquisition, the Company appointed the Reporting Person to the positions of chief executive officer and director of the Company, as provided in the Stock Purchase Agreement. The terms of the Reporting Person’s employment with the Company are set forth in the Employment Agreement filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed October 24, 2007, and are incorporated herein by reference. Due to his position as chief executive officer and director of the Company, the Reporting Person may be eligible to participate in the Company’s various compensation plans, including the Company’s 2007 Equity Incentive Plan; however, the Reporting Person has not received, and does not currently have agreements with the Company that entitle him to receive, equity grants in connection with his service as an officer or director of the Company.

Under the terms of the Stock Purchase Agreement, the closing of the acquisition of Brad Foote Gear Works was subject to certain conditions, including, among others, that at the closing, the parties to the Stock Purchase Agreement would execute and deliver a Registration Rights Agreement as described below in Item 6.B., and that prior to closing the Company would enlarge the number of authorized directors for its Board, in order to facilitate the appointment of the Reporting Person to the Board. The Company has effected an amendment to its Bylaws to increase its authorized number of directors in accordance with this condition. The Stock Purchase Agreement also contains standard representations and warranties, as well as other customary terms and conditions.

B.                                   Registration Rights Agreement

On October 19, 2007, the Company entered into a Registration Rights Agreement with the Brad Foote Gear Works Sellers, including the Reporting Person (the “Registration Rights Agreement”). The Registration Rights Agreement grants to the Brad Foote Gear Works Sellers (and their qualifying transferees) certain demand and “piggyback” registration rights with respect to the shares of Tower Tech Common Stock issued to them under the Stock Purchase Agreement. The registration rights granted under the Registration Rights Agreement terminate as to a stockholder when the securities held by such person have: (i) been effectively registered and disposed of in accordance with a registration statement; (ii) been sold to the public pursuant to Rule 144; or (iii) are eligible for resale under Rule 144(k).

C.                                     Escrow Agreement

As described in Item 4 above, the shares of Common Stock issued under the Stock Purchase Agreement to the Brad Foote Gear Works Sellers are subject to the terms of an Escrow Agreement. Of the shares issued to the Reporting Person under the Stock Purchase Agreement, 1,980,000 shares, valued at $4.00 per share, are currently being held in escrow and are subject to forfeiture during the 18-month period following the date of the Stock Purchase Agreement to satisfy claims arising as a result of a breach of any of the representations and warranties or covenants in the Stock Purchase Agreement. The number of shares held in escrow will be subject to quarterly revaluation during the 18-month escrow period, in order to ensure that the value of the escrowed shares remains constant. The price per share for the purpose of calculating the value of the escrowed shares will be the average closing price of the Company's Common Stock for the 30 trading days immediately preceding the end of the applicable quarter.

D.                                  Proxy Agreement

As described in Item 4 above, the Reporting Person’s term of service as a director is subject to a proxy agreement among the Brad Foote Gear Works Sellers, including the Reporting Person, and Tontine. The proxy agreement provides that Tontine and its affiliates will vote their shares of Common Stock in favor of the Reporting Person for so long as the Brad Foote Gear Works Sellers collectively own at least 15% of the Common Stock of the Company, and that the Brad Foote Gear Works Sellers will vote their shares in favor of Tontine’s Board designees for so long as Tontine and its affiliates collectively own a percentage of Common Stock of the Company that entitles Tontine, pursuant to its agreements with the Company, to designate at least one member of the Company’s Board. The proxy agreement is filed as an exhibit to this Schedule 13D.

The foregoing summaries of the Stock Purchase Agreement, Registration Rights Agreement, Escrow Agreement and Proxy Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 through 4 below, which are incorporated herein by reference.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.                                       Stock Purchase Agreement dated August 22, 2007, among the Company, Brad Foote Gear Works, Inc. and the shareholders of Brad Foote Gear Works, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 24, 2007).

2.                                       Registration Rights Agreement dated October 19, 2007, among the Company, J. Cameron Drecoll, Pat Rosmonowski, Dennis Palmer and Noel Davis (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed October 19, 2007).

3.                                       Escrow Agreement dated October 19, 2007, among the Company, Brad Foote Gear Works, Inc. and the shareholders of Brad Foote Gear Works, Inc.

4.                                       Proxy Agreement dated August 22, 2007, among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2007

/s/ John Cameron Drecoll
John Cameron Drecoll

#4268083